SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Wausau Paper Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

943315101
(CUSIP Number)

Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 943315101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 943315101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 943315101	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 943315101	SCHEDULE 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. This is the final amendment to the Schedule 13D and constitutes an "exit" filing.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) - (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(i)	LionEye Capital Management:

	(a)	Beneficially owned: 0 Shares

Percentage: 0%.

	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 0

	(c)	See Schedule A.

	(e)	October 13, 2015

(ii)	Messrs. Raneri and Rosen:

	(a)	Beneficially owned: 0 Shares

Percentage: 0%.

	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 0

	(c)	See Schedule A.

	(e)	October 13, 2015

CUSIP No. 943315101	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 14, 2015

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

CUSIP No. 943315101	SCHEDULE 13D/A	Page 7 of 7 Pages

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
17,568(1)	7.79	9/1/2015
(17,568) (1)	7.79	9/1/2015
41,630	7.00	9/10/2015
(30)	7.13	9/10/2015
32,801	6.71810	9/23/2015
1,096	6.65290	9/24/2015
8,047	6.66120	9/24/2015
(18,668)(2)	6.40	10/1/2015
18,668(2)	6.40	10/1/2015
(9,500)	7.15250	10/7/2015
(30,500)	7.16010	10/8/2015
(3,823,544)	10.10	10/13/2015

(1) Represents a cross trade of Shares between funds and/or accounts.

(2) Represents a cross trade of Shares between funds and/or accounts.